CONSULTING AND EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is made as of November 12, 2017, at Burbank, California among **IMAGING3, INC.,** a California corporation (the "Company"), and **John Hollister** (the "HOLLISTER") with reference to the following facts:

In consideration of their respective promises contained herein, the parties hereto agree as follows:

1. EMPLOYMENT

Company engages HOLLISTER as a Consultant, effective November 13, 2017, serving in the capacity Special advisor , with an agreement to hire him as CEO effective January 1, 2018, or earlier if mutually agreeable. At HOLLISTER's option, HOLLISTER shall also serve as a member of Company's Board of Directors during his tenure as CEO. HOLLISTER and Company now desire to memorialize the terms and conditions associated with such engagement/hiring, which terms and conditions shall be contained in this Agreement.

2. HOLLISTER'S DUTIES

HOLLISTER shall, while contributing his services hereunder:

(a) Serve the Company in the capacity set forth in Section 1, or in such other similar chief executive capacity as Company's Board of Directors (hereinafter, referred to as "the Board") may direct, on a full-time basis, using his best efforts, skills, and diligence in the performance of such duties, at such place or places as may be required for valid business reasons and as determined in the reasonable determination of the Board;

(b) Report to the Board and perform the duties and exercise the powers assigned or vested in him by the Board;

(c) Comply with and conform to any lawful instructions or directions given or made by the Board, and faithfully, industriously, diligently, and to the best of HOLLISTER's ability, experience, and talents, serve the Company and perform all of the duties that may be required by the terms and conditions of this Agreement to the reasonable satisfaction of the Board, so as to promote the Company's business interests; and

(d) Devote himself diligently to the business interests of the Company and personally attend thereto at all times during usual business hours and during such other times as the Board may reasonably require, except in case of incapacity through illness or accident, in which case he shall furnish to the Board such evidence thereof as it may reasonably require; however, Company understands,

and finds acceptable, that HOLLISTER still serves on the Board of Directors of the Brain and Behavior Research Foundation and still serves as an advisor to Aromyx. It is hereby agreed that HOLLISTER will not join any other Boards unless granted permission in advance by Company's Board of Directors.

3. COMPENSATION

In consideration of the performance by HOLLISTER of his duties hereunder, the remuneration of HOLLISTER shall be (and the Company shall pay to HOLLISTER):

(a) As a consultant, a monthly consulting fee ("Fee") of $19,000 with no benefits, until the point that the Threshold is met (see section (c) below), and $26,500 per month once the Threshold is met.

(b) As an employee, a base salary ("Salary") as follows payable in accordance with the Company's normal payroll procedure, subject to normal payroll deductions: (i) $17,500 per month until the point that the Threshold is met; (ii) $25,000 per month once the Threshold is met; and (iii) an additional $750 per month as long as the Company is not providing standard/normal health care benefits.

(c) THRESHOLD: The Threshold is deemed to have been met if Company raises a cumulative of $2.5 million in new equity during HOLLISTER's tenure as CEO (the conversion of debt into equity is not to be included).

(d) An annual bonus up to $200,000, at the sole discretion of the Board based on HOLLISTER's performance and the Company's performance (vis-à-vis performance metrics established jointly by HOLLISTER and the Board). Until the Threshold is met, 80% of such bonus can be paid in the form of Company shares and, thereafter, up to 40% can be paid in the form of shares, in any case at the sole discretion of the Board.

(e) A Special Bonus, completely independent of the annual bonus described above, that shall be as follows: 4% of first $2.5 million of equity funds raised (current loans converting do NOT count) and 2% of next $7.5 million: if the investors are virgin sources, meaning (i) they are sources that HOLLISTER introduced to the Company and (ii) no commission relating to their investment is due to a third party, the percentages due to HOLLISTER for the Special Bonus are 5% for the first $2.5 million and 3% for the next $7.5 million.

(f) Paid vacation, which shall accrue at the rate of four weeks per year.

(g) Other benefits and perquisites normally available to executives of the Company, as may be changed from time to time, and

(h) Such additional remuneration as HOLLISTER and the Company shall negotiate in the future; in no case, however, shall HOLLISTER's base pay be less than $30,000 per month as of January 1, 2022.

In addition, the Company shall grant to HOLLISTER, on or around the date of engagement, a total of 30 million stock options (or equivalent, such as a warrant to buy shares at the then-market price), whose exercise price shall be the closing market price the day before the grant date. Such options shall vest as follows: (a) 25% shall vest when the Threshold is met; (b) the balance of options shall vest equally over the ensuing 40 months. The Board shall, at least on an annual basis, review HOLLISTER's stock-option/stock-grant holdings (excluding founder shares and shares issued in lieu of cash bonus, as described above) and make reasonable efforts to keep the level of such holdings competitive with CEOs of companies that are similar to the Company or, in the alternative, provide to HOLLISTER its good-faith business reasons for not doing so. In any case, for the first 48 months of service, the number of cumulative options granted to HOLLISTER (excluding those that might be in lieu of cash bonus and the like) shall not go below of 5.0% of Company shares outstanding, calculated on a fully diluted basis.

4. EXPENSES

The Company shall pay on behalf of HOLLISTER or reimburse HOLLISTER (against HOLLISTER's submission to the Company of proper receipts therefore) for all expenses properly incurred by him in the course of his engagement/employment hereunder or otherwise in connection with the business of the Company in accordance with Company policies, as such policies may be established and revised by the Board from time to time.

5. AT-WILL EMPLOYMENT

HOLLISTER and the Company understand and expressly agree that HOLLISTER's employment with the Company is at-will, is not for a specified term, and may be terminated by the Company or by HOLLISTER at any time, with or without notice and with or without cause. Each party shall be required to provide thirty (30) days' notice of termination, unless the termination is for Cause (see below). Once 30-day notice is given, the other party can accept or reject the 30-day period (if rejected, then the termination is effective the date of the notice). This provision requiring notice shall not be interpreted to conflict with HOLLISTER's at-will employment status. HOLLISTER and the Company further understand and agree that no representation contrary to this section is valid, and that this section may not be augmented, contradicted, or modified in any way, by any representative or agent of the Company or any other person, except by a writing signed by HOLLISTER and by the Board.

6. TERMINATION

6.1 Upon termination for any reason, including voluntary resignation, HOLLISTER shall:

(a) Be entitled to the compensation set forth in Section 3(a) hereof, prorated to the effective date of such termination;

(b) Remain subject to the provisions of the At-Will, Confidential Information, and Invention Assignment Agreement, in the form attached hereto as Exhibit A, signed concurrently herewith;

(c) Be entitled to receive a termination payment for any accrued, unused vacation.

(d) Not be entitled to severance, unless as provided in Section 6.2.

6.2 If Company terminates the employment of HOLLISTER without Cause (to be defined later in this section), the Company will, in addition to the provisions of Section 6.1, and in exchange for HOLLISTER's execution of a full and complete release of all claims as described herein:

(a) Pay HOLLISTER 3 months' base compensation if the Threshold has been met; if, however, such termination occurs on or after (a) January 1, 2020 OR (ii) the date upon which $10 million or more of capital has been raised (excluding any debt that has converted to equity), pay HOLLISTER 6 months' base compensation. Any such severance payments are to be made in accordance with Company's normal payroll procedures with normal payroll deductions.

(b) Continue to provide to HOLLISTER all health-care benefits, and other benefits that might apply, for the remainder of the month in which the termination occurs and reimburse HOLLISTER for HOLLISTER's health-care coverage for the same period that his severance payments are being made.

(c) Accelerate a certain amount of HOLLISTER's unvested stock options, as follows: (i) accelerate-vest by 12 months HOLLISTER's unvested stock options, unvested stock grants, and any other such assets that vest over time and (ii) allow HOLLISTER up to 12 months to exercise such options, except to the extent that any such options expire before the end of this period or to the extent that earlier exercise is required by the Company to effect a sale or a merger.

(d) If the termination without Cause occurs AFTER there has been a Corporate Transaction (see definition below): (i) the number of months of severance shall double in all cases, to be matched by continued health-care coverage during the period of severance, and (ii) all unvested stock options issued by Company shall vest. The term "Corporate Transaction" is defined to mean (i) a transaction whereby the Company is party to a merger or consolidation whereby the Company is NOT the surviving entity and whereby the transaction results in the voting securities of the Company outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving or another entity) at least fifty (50%)

percent of the combined voting power of the voting securities of the Company or such surviving or other entity outstanding immediately after such merger or consolidation; or (ii) the sale or disposition of all or substantially all of the Company's assets (or consummation of any transaction having similar effect).

(e) The term "Cause" is defined to mean conduct that in the good faith judgment of the Board constitutes a material breach of duty and is to include one or more of the following that results in a material adverse impact to the Company: falsification of company documents, fraud, theft, embezzlement, criminal conduct, indictment on felony criminal charges, serious violations of Company policies, material breach of HOLLISTER's employment agreement, extended or repeated absence from work that in the reasonable judgment of the Board is unjustified, inability to perform duties for a period of thirty (30) or more days without reasonable excuse and notice, or gross insubordination (*e.g.,* refusal to carry out the reasonable instructions of the Board). If the material breach of duty is reasonably curable, Company shall provide notice to HOLLISTER of such breach of duty and shall give HOLLISTER a 30-day cure period. Refusal to relocate to a facility more than 50 miles from the current facility is NOT considered Cause.

(f) HOLLISTER will be eligible for no other severance compensation, benefits, or vesting other than that which is provided for in this Section 6.2 when he is terminated. A condition precedent to the Company's obligation to fulfill the severance terms in this Section 6.2 shall be HOLLISTER's execution of a full and complete release of all claims against the Company, its Board, officers, agents, and affiliates in reasonable form as provided by the Company. Nothing in this severance provision supersedes or in any way alters the at-will provisions of Section 5 above.

(g) HOLLISTER agrees that he will surrender to the Company, at its request, or at the conclusion of his employment, all accounts, notes, data, sketches, drawings and reproductions, and copies thereof, any of which (i) relate in any way to the business, products, practices, or techniques of the Company, (ii) contain Confidential Information, whether or not created by him, or (iii) come into his possession by reason of his employment with the Company; and HOLLISTER agrees further that all of the foregoing are the property of the Company.

7. LOYAL PERFORMANCE

7.1 HOLLISTER shall not, during the period of his employment by the Company, engage in any employment or activity in any business competitive with the Company. HOLLISTER agrees to notify the Company in writing of any outside employment or business activity, including the name of the business and the general nature of HOLLISTER's involvement, during the period of HOLLISTER's employment with the Company, except for those mentioned in Section 2(d) herein.

7.2 If, at any time during the period ending eighteen months after HOLLISTER has ceased to be a service provider (consultant or employee) of the Company (or of any subsidiary or affiliate of the Company), whether or not pursuant to this agreement, HOLLISTER:

(a) directly or indirectly engages with...

(b) assists or has an active interest in, whether as owner, partner, shareholder, joint venturer, corporate officer, director, employee, consultant, principal, agent, trustee or licensor, or in any other similar capacity whatsoever (provided that ownership of not more than two percent of the outstanding stock of a corporation traded on a National securities exchange or quoted on NASDAQ or OTC shall not of itself be viewed as assisting or having an active interest)...

or

(c) enters the employment of or acts as an agent for or advisor or consultant to...

... any person, firm, partnership, association, corporation, business organization, entity, or enterprise (the Business") that is, or is about to become, directly or indirectly, engaged in any business or program that competes directly with or is substantially similar to any business or program that the Company (or any subsidiary or affiliate of the Company) was involved in (or was in the planning or development stage) during the 120-day period immediately prior to HOLLISTER's ceasing to provide services to the Company (or any subsidiary or affiliate of the Company), then HOLLISTER shall immediately notify Company in writing of such involvement, including the name of the Business and the nature of HOLLISTER's involvement, and HOLLISTER agrees to fully respond to reasonable questions by the Company regarding such involvement and to provide such further assurances reasonably requested by Company that HOLLISTER is not and will not be in breach of the At-Will, Confidential Information, and Invention Assignment Agreement attached hereto as Exhibit A.

7.3 HOLLISTER will not without prior written consent of the Company:

(a) For a period of 60 months after termination, directly or indirectly take any action or make or cause to be made any statements that would disparage the reputation of the Company or any subsidiary or affiliate of the Company, or

(b) For a period of 24 months after termination, induce or attempt to influence any employee or consultant of the Company or any of its or their subsidiaries or affiliates to terminate his or her employment (or service in the case of consultants).

7.4 Nothing contained in this Section 7 is intended to supersede or alter in any way the provisions of the At-Will, Confidential Information, and Invention Assignment

Agreement attached hereto as Exhibit A (see next section).

8. CONFIDENTIALITY MATTERS

8.1 It is an express condition to the employment of HOLLISTER by Company that HOLLISTER sign and deliver an At-Will, Confidential Information, and Invention Assignment Agreement in the form attached hereto as Exhibit A concurrently with the execution of this Agreement.

8.2 The covenants contained in the At-Will, Confidential Information, and Invention Assignment Agreement constitute separate covenants. If in any judicial proceeding, a court shall hold that any of the covenants set forth in the At-Will, Confidential Information, and Invention Assignment Agreement is not permitted by applicable laws, HOLLISTER and Company agree that such provision shall and is hereby reformed to the maximum time, geographic, or occupational limitations permitted by such laws. Further, in the event a court shall hold unenforceable any of the separate covenants deemed included herein, then such unenforceable covenant or covenants shall be deemed eliminated from the provisions of this Agreement for the purpose of such proceeding to the extent necessary to permit the remaining separate covenants to be enforced in such proceeding. HOLLISTER and Company further agree that the covenants in the At-Will, Confidential Information, and Invention Assignment Agreement shall each be construed as a separate agreement independent of any other provisions of this Agreement, and the existence of any claim or cause of action by HOLLISTER against the Company whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of any of the covenants set forth in the At-Will, Confidential Information, and Invention Assignment Agreement.

9. ACKNOWLEDGMENT

HOLLISTER acknowledges that he has been advised by Company to consult with independent counsel of his own choice, at his expense, as to the entering into this Agreement, that he has had the opportunity to do so, and that he has taken advantage of the opportunity to the extent that he desires. HOLLISTER further acknowledges that he has read and that he understands this Agreement, is fully aware of its legal effect, and has entered into it freely based on his own judgment and such professional advice as he has seen fit to obtain.

10. ARBITRATION

HOLLISTER and the Company agree that in the event of any dispute concerning, arising out of, or related in any way to this Agreement, such dispute shall be submitted to arbitration. Except as otherwise provided for herein, the disputes subject to this agreement to arbitrate include, to the fullest extent allowable by law, all potential claims between HOLLISTER and Company including, but not limited to, breach of contract, tort, discrimination, harassment, wrongful termination, compensation and benefits claims,

constitutional claims and claims for the violation of any local, state or federal statute, ordinance or regulation. Arbitration proceedings may be commenced by either party by giving the other party written notice thereof and proceeding thereafter in accordance with the rules and procedures of the American Arbitration Association and California law. Any such arbitration shall take place before a single arbitrator only in Greenville, California. Any such arbitration shall be governed by and be subject to the applicable laws of the State of California and the then-prevailing rules of the American Arbitration Association (the "AAA"). If the parties are unable to agree on a single neutral arbitrator, the arbitrator shall be selected pursuant to the AAA rules. The arbitrator's award in any such arbitration shall be final and binding, and a judgment upon such award may be entered and enforced by any court of competent jurisdiction. ***Each party to this Agreement understands that by agreeing to arbitrate their disputes, they are giving up their right to have their disputes heard in a court of law and, if applicable, by a jury.*** Company shall bear the costs of the arbitrator, the forum, and filing fees. Each party shall bear its own respective attorney's fees and all other costs, unless otherwise required or allowed by law and awarded by the arbitrator.

11. VIOLATION OF THE AT-WILL, CONFIDENTIAL INFORMATION AND INVENTION ASSIGNMENT AGREEMENT

HOLLISTER agrees and acknowledges that the violation of any of the provisions contained in the At-Will, Confidential Information, and Invention Assignment Agreement attached hereto as Exhibit A would cause irreparable injury to the Company, the remedy at law for any violation or threatened violation thereof would be inadequate, and that the Company shall be entitled to temporary and permanent injunctive or other equitable relief without the necessity of proving actual damages. HOLLISTER agrees that such relief shall be available in a court of law in Greenville, California, regardless of the arbitration provisions contained in Section 10 of this Agreement.

12. MISCELLANEOUS

12.1 Amendment. This Agreement may not be modified or amended without the express prior written consent of the Company and HOLLISTER.

12.2 Notices. All notices required or permitted under this Agreement shall be in writing, shall be sent either certified mail (return receipt requested) or by email (with receipt confirmed) to the relevant party at its mailing address or email address set out below (or such other address as the addressee has given to the other parties in accordance with the terms of this Section):

To the Company: Imaging3, Inc
3022 Hollywood Way
Burbank, CA 91505

[or to the CFO at the time]

To HOLLISTER: John Hollister
4919 Noeline Ave.
Encino, CA 91436
johnhollister4@gmail.com

Any notice, demand or other communication so addressed to the relevant party shall be deemed to have been delivered (a) if given or made by certified letter, return receipt requested, when actually delivered to the relevant party; and (b) if given or made by facsimile, upon receipt of a transmission report confirming receipt.

12.3 Entire Agreement. This Agreement and the Exhibits attached hereto contain the entire agreement of the parties regarding the employment of HOLLISTER, and there are no other promises or conditions regarding HOLLISTER's employment in any other agreement, whether oral or written. This Agreement shall terminate and supersede any previous employment agreements or arrangements between HOLLISTER and Company.

12.4 Assignment. The rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the respective corporation. HOLLISTER shall not be entitled to assign any of his rights or obligations under this Agreement.

12.5 Sections. References herein to Sections are to the sections in this Agreement, unless the context requires otherwise.

12.6 Headings. The section headings are inserted for convenience only and shall not affect the construction of this Agreement.

12.7 Rules of Construction. Unless the context requires otherwise, words importing the singular include the plural and vice versa, and words importing a gender include every gender.

12.8 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such

invalid, illegal or unenforceable provision had never been contained therein.

12.9 Survival. Any variation in salary or conditions mutually agreed upon after the effective date of this Agreement shall not constitute a new agreement; instead, the terms and conditions of this Agreement, except as to such variation, shall continue in force.

12.10 Waiver. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

12.11 Interpretation. This Agreement shall not be construed against any party on the grounds that such party drafted the Agreement or caused it to be drafted.

12.12 Governing Law. This Agreement shall be governed by the laws of the State of California. Any controversy or claim arising out of or relating to this Agreement or the breach thereof, whether involving remedies at law or equity, shall be adjudicated in Los Angeles County, California.

12.13 No Conflicting Agreements. HOLLISTER represents and warrants to the Company that he is not a party to or bound by any confidentiality, noncompetition, non-solicitation or other agreement or restriction that could conflict with or be violated by the performance of HOLLISTER's duties to the Company under this Agreement or otherwise. HOLLISTER agrees that he will not disclose to the Company, use, or induce the Company to use, any invention or confidential information belonging to any third party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first written above.

Imaging3, Inc.	**HOLLISTER**
By:______________________________	_________________________________ Signature
Its:______________________________	_________________________________ Print Name

EXHIBIT A

(AT-WILL, CONFIDENTIAL INFORMATION AND INVENTION ASSIGNMENT AGREEMENT)